Kazoo

The premier SOS app to live stream video, alert loved
ones, connect with 911 and more – with one tap



GETKAZOO.COM WASHINGTON DC

Software   Technology   Social Impact   Mobile   B2B

 **UPDATES**[30]   **ABOUT**   **REVIEWS**[117]   **ASK A QUESTION**[49]

Why you may want to support us...

1. Kazoo secured a technology partnership with RapidSOS that links to 250M+ mobile devices

2. Kazoo connects into 4,700 emergency call centers with 93% U.S. coverage

3. Kazoo's award-winning UI design team has created apps for Apple, Twitter, Snapchat, and Kanye West

4. Our leadership team includes top-tier tech entrepreneurs and business leaders

5. Founders invested $400K plus backed by 298 Reg CF investors

6. Multiple subscription revenue models—B2B, B2B2C, and B2C

7. It's an ideal time to invest in the $400B mobile app and security markets with a 16% growth rate

8. This is your chance to get Kazoo at a low $3M valuation with significant ROI potential

Why investors ❤ us
WE'VE RAISED $612,493 SINCE OUR FOUNDING



History has shown that there aren't many SAAS applications that give immediate access to emergency services during times of crisis. Kazoo has created a platform that has an amazing ability to connect families to loved ones. I have known Peter for almost a year now and we consistently talk about what his vision is of connecting people to emergency services, and I have no doubt that Kazoo will bring to market not only a successful product but one that makes people's lives better.

Raymond Brown Cyber Security Analysts

`LEAD INVESTOR ❓` INVESTING $1,000 THIS ROUND & $5,610 PREVIOUSLY



I see good opportunities here...   ⌄
Jerome Baladad ☆



I see the potential for growth in a company that will benefit people in need   ⌄
of a rapid response in an emergency situation.
Nicholas Heyward ☆
USAF Vet who wants to diversify his portfolio.

`SEE MORE`

Our team



Peter J Goodman
CEO
An innovative entrepreneur specializing in rapid time-to-market products, as



An innovative entrepreneur specializing in rapid time-to-market products, as Founder and CEO of MSI Software, Peter raised $5M in private equity and venture capital funding to develop staff scheduling tech used by over 1,200 institutions worldwide.



Jake Frey
Head of Product Design
Jake is the cofounder at Dream Team, whose clients include Apple Pay, Twitter, Snapchat, Hermes, and Kanye West. He is the former creative director at Fancy (15M users), which raised $100M, and was named one of the best apps of the year.




Scott Woldin
Head of Marketing
Scott is highly experienced in developing multi-layered marketing campaigns. With a client roster including Sprint, Motorola, and the NFL Players Club, Scott led the concept development in all areas of digital and interactive advertising.



Laurie K. Johnston
Controller
Laurie, an experienced financial executive, has a expertise in fast-growth tech companies. As a member of multiple management teams over her career, she has helped in securing millions in venture capital and private equity funding and debt financing.




Brian Hartline
Brand Ambassador
Entrepreneur & philanthropist, Brian was a leading NFL wide receiver on the Miami Dolphins, and is currently the Wide Receiver Coach at Ohio State. As Kazoo's Brand Ambassador, Brian's leadership and wide network will help to drive Kazoo's growth.




Kimberly Lohman Clapp
Brand Ambassador
Kimberly is a former journalist, spokesperson, and now a rocket booster for the next great cause - Kazoo! As a news anchor, investigative reporter, 5X Emmy & Edward R. Murrow winner and public speaker, Kimberly serves as Kazoo's Brand Ambassador.




Problem

Modern technology is <u>not</u> built to protect loved ones

Having a powerful app to facilitate people to get help in time is a $277 billion market in the U.S. alone.

Concerns about security, privacy, and accessibility are at the forefront of the modern world. As we see more and more high-profile tragedies and acts of violence in our backyards, there is a growing need for safe, data-protected technology that helps us locate our loved ones in a time of crisis.



25-30 Million
patients per year
treated by EMS

240 Million
911 calls, 80%+
called from
mobile devices

12 Million
COVID-19 confirmed
cases in 2020 so far

421,394
Missing children
in 2019

1.2 Million
Acts of violent
crimes in 2018

Solution

User-friendly SOS app that does it all with <u>one tap</u>

Kazoo has made a premier SOS app that provides on-scene live video streaming, paired with precise location data, to a person in crisis's emergency contacts while calling 911. With the increasing complexity of technology, Kazoo made the user experience as simple and intuitive as possible. And, Kazoo connects into 4,700 emergency call centers with 93% U.S. coverage. By making this technology publicly available, we are taking emergency services to a whole new level.


Kazoo is the premier SOS app that instantly alerts your loved ones, live streams video, pinpoints your location, and connects with 911 – with one tap.

Product

Kazoo's broad applications

In today's world, there are less predictable situations (such as the pandemic, social justice movements), which can directly impact our personal and public health and safety. In virtually every emergency situation, Kazoo's app can help people in need.


Rideshare safety
Natural disasters
Medical emergencies
Public mass shootings
Child safety/bullying
School incidents

Kazoo's extensive capabilities

With Kazoo, you can carry the assurance of your emergency contacts in your pocket at all times. During an emergency and in seconds, they can see what's happening, your location, and communicate with you, all while contacting emergency services in-app with one tap.


INSTANT ON-SCENE LIVE STREAMING IN SECONDS
◀ Person in Crisis
Emergency Contact ▶

Consumer app bundle

Kazoo combines powerful safety features, secure group communications, and location-based services that provide increased peace of mind.


kazoo 911
Instant On-Scene Live Video Streaming
kazoo Groups
Communicate Securely with Family & Friends
kazoo Find
Location-based Services for Meetups & Safety



Kazoo takes your security seriously



▶ Built on Amazon Web Services – the most secure cloud computing environment

▶ End-to-end video encryption

▶ Token access for data transmission

▶ SOS streams are saved and encrypted on user's device

▶ User owns and controls their data

▶ Kazoo never sells or shares data

Traction

Scalability Advantage: Kazoo & RapidSOS

Kazoo partnered with RapidSOS to provide emergency call center coverage for 93% of the U.S. Kazoo is certified as *RapidSOS Ready,* which means that users can share life-saving information in an emergency with local first responders. This ensures the right information gets to the **right people at the right time**.

KAZOO CONNECTS INTO 4,700 EMERGENCY CALL CENTERS NATIONWIDE





Stand for the Silent + Kazoo partnership

Kazoo secured an affinity partnership with *Stand for the Silent (SFTS),* an international anti-bullying organization with more than **300,000 social media followers on Facebook, Twitter, and Instagram.** SFTS's marketing channel will provide a cost-effective and efficient route to reach a highly targeted paid subscriber base to drive its B2B2C revenue.



Every 7 minutes a child is bullied.



01:17

Business-to-Business-to-Consumer subscribers

Developed with the safety of the end-user in mind, there are 3.5B smartphone users worldwide—the Kazoo app is literally for any smartphone user age 10+. Our cost-effective and efficient B2B2C sales and distribution model is through corporations, universities, rideshare companies, and organizations to reach tens of millions of end-users.

AT&T
T-Mobile
ADT
vivint.
xfinity
verizon
Disney
NATIONAL CENTER FOR MISSING & EXPLOITED CHILDREN
lyft
PennState
NYU
Duke UNIVERSITY
UCLA
Any smartphone user age 9+

Business-to-Business customers

These days, workplace health and safety procedures are important for the well-being of both employees and employers because human loss is immeasurable and intolerable—loss or injuries can employ major loss to the families. By addressing workplace hazards with Kazoo's enterprise safety technology, employees work at their best through each workday.

- Utility companies
- Construction companies
- Transportation & warehousing companies
- Colleges & universities
- School districts
- Tour operators
- Retired living facilities
- Theme parks and resorts

B2B2C & B2B subscription revenue strategies

Kazoo's revenue model includes both a business-to-business and business-to-consumer strategy. Both are subscription-based models, which provide a consistent revenue stream for Kazoo. Our corporate pricing includes a one-time integration fee, plus a tiered monthly per-user fee.

B2B	White label licensing + user fees	$15K one-time fee; $50K minimum annual license fee + per user fees
B2B2C	Recurring premium subscriptions + live stream usage fees	$6.99/mo. or $69.99/yr.

With our current B2B and B2B2C pricing models, the projected revenue chart shows Kazoo's growth potential over the next four years. For our B2B revenue model, we accounted for securing multiple corporate accounts per year based on our sales pipeline projections. For our B2C model, we project 25,000 annual subscribers by Q4 2021 with a 2x growth rate in 2022/2023 and 1.5x in 2024. Additionally, the model incorporates industry-stand assumptions for user conversation after a 7-day trial, organic vs. direct conversions, churn, and overall user acquisition costs. By year 2024, we project a B2B:B2C revenue ratio of 57.7% (B2B): 42.3% (B2B2C)


$16
$14
$12
$10
$8
$6
$4
$2
$0
Millions
2021
2022
2023
2024
B2C Revenue
B2B Revenue

* The following figures are forward-looking projections and cannot be guaranteed.

Market

Breaking news stories prove demand for Kazoo

10,000 lives could be saved every year by reducing 9-1-1 response times by just one minute. With 240 million 9-1-1 calls made annually—80% calling from mobile devices—the demand for a robust personal security app (that works) is self-evident—thus providing tremendous growth potential for Kazoo.


Invest in
saving lives
kazoo
wefunder.com/kazoo
SOS
00:54

$12B+ Serviceable Available Market (SAM)

Kazoo provides an essential service to 3.5B smartphone users worldwide, 33M of which purchase 1-2 apps/mo. Kazoo's **total addressable market in the U.S. is $285B**, and we've targeted a **$12B serviceable market**. Kazoo's scalable and cost-efficient go-to-market strategy focuses on national corporate channel partners to reach millions of end-users.


$285B Total Addressable U.S. Market (TAM)
276 million U.S. smartphone users
$419 Average Revenue Per User: 60-month subscription @ $6.99/mo
$12B Serviceable Available Market (SAM)
25 million U.S. smartphone users who purchase 3-4 apps per month
$419 Average Revenue Per User: 60-month subscription @ $6.99/mo

Competition

Standing above the rest

Kazoo has made a premier SOS app that instantly alerts your loved ones, live streams video, pinpoints your location, and connects with 9-1-1—with one tap. No other app on the market does this so seamlessly and efficiently. The Kazoo app bundles group communications, location-based services, and social features like no other app in the market does.



	Kazoo	Life360	URSAFE	bond
Bundles SOS, Location, Communications & Social in one app	✓	–	–	–
Enterprise-focused technology	✓	✓	–	✓
SOS live stream video	✓	–	✓	✓
Share live stream video link with first responders/emergency contacts	✓	–	–	–
Connects to 9-1-1 public safety system	✓	–	✓	✓
Provides vital user-specific information to call centers in seconds	✓	–	–	–
Automatically saves SOS live stream incidents on user's phone	✓	–	partial	–
Full-featured GPS location services	✓	✓	-	partial
SOS data owned and controlled by the user	✓	–	partial	–
Voice activated SOS live stream	–	–	✓	–
Price	$6.99/mo.	$4.99/mo.	$4.99/mo.	$4.99/mo.
User base claimed	–	27.2M	–	–



kazoo

The next generation of personal safety & security

Kazoo's vision is to enhance public safety and security with scalable mobile solutions that are accessible by anyone and everyone at any time. We strive to be the leading public safety mobile app company to both consumer and corporate customers. Kazoo's comprehensive technology roadmap is the future of personal safety.

Investors

Founders invested $400K + backed by 298 Reg CF investors

Founders bootstrapped $400,000 of their own funds to get the company going, and the company did a Reg CF raise through Wefunder in 2020 and raised $160,000.

Leadership Team



Peter J Goodman
CEO & President

An innovative entrepreneur specializing in rapid time-to-market products, as Founder and CEO of MSI Software, Peter raised $5M in private equity and venture capital funding to develop staff scheduling tech used by over 1,200 healthcare institutions worldwide.



Jake Frey
Head of Product Design

Jake is the Creative Director at Frey Labs, whose clients include Apple Pay, Twitter, Snapchat, Hermès, and Kanye West. He is the former creative director at Fancy (15M users), which raised $100M, and was named one of the best apps of the year.



Scott Woldin
Head of Marketing

Scott is highly trained and experienced in developing multi-layered marketing campaigns. With a client roster including Sprint, Motorola, and the NFL Players Club, Scott led the concept development in all areas of print, broadcast, and interactive advertising.



Laurie K. Johnston
Controller

Laurie, an experienced financial executive, has expertise in fast-growth tech companies. As a member of multiple management teams over her career, she has helped in securing millions in venture capital and private equity funding.



Brian Hartline
Brand Ambassador

Entrepreneur and philanthropist, Brian was a leading NFL wide receiver on the Miami Dolphins and Cleveland Browns. Brian is currently the wide Receiver Coach at The Ohio State University.



Kimberly Lohman Clapp
Brand Ambassador

Kimberly is a former journalist, a spokesperson, and now a rocket booster for the next great cause - Kazoo! As a news anchor, consumer investigative reporter, five-time Emmy & Edward R. Murrow winner and public speaker, Kimberly serves as Chief of Communications for Kazoo.

Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

Kazoo made a premier SOS app that instantly alerts loved ones, live streams video, pinpoints your location, and connects with 9-1-1—with one tap. No other app on the market does this so seamlessly. The Kazoo app bundles group communications, location-based services, and social features like no other app in the market does. Kazoo's enterprise safety technology also applies to companies because human loss is immeasurable and intolerable—loss or injuries can employ major loss to the families.

Where will your company be in 5 years? ⌄

Kazoo's vision is to enhance public safety and security with scalable mobile solutions that are accessible by anyone and everyone at any time. We strive to be the leading public safety mobile app company to both consumer and corporate customers with millions of users worldwide. Kazoo's innovative and comprehensive technology roadmap is the future of personal safety.

Why did you choose this idea? ⌄

I am passionate about building innovative products that help people. The Kazoo team and I are committed to creating a safer, stronger future where technology and people work together seamlessly to protect and save lives. Empowering our users with the option to share vital information directly with 911 through Kazoo's platform is a game-changer.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Concerns about security, privacy, and accessibility are at the forefront of the modern world. As we see more and more high-profile tragedies and acts of violence in our backyards, there is a growing need for safe, data-protected technology that helps us locate our loved ones in a time of crisis. The pace of modern life is rapidly changing the role of digital platforms. Kazoo is the only all-in-one app with on-scene live video streaming, precise location, and instant communication with contacts and first responders, which decreases incident response times and saves lives. The increase in high profile tragedies and acts of violence have brought home the need to locate loved ones in an emergency.

How far along are you? What's your biggest obstacle? ⌄

Like most rapidly growing technology companies, ensuring timely funding to meet our growth needs (funding product development, marketing) is critical. After an extensive beta period, our final push towards product launch includes adding additional backend security and scalability to ensure the product is 99.9% reliable and has the ability to expand to millions of users. Once our safety platform is launched this winter, our primary focus will be on executing our marketing and sales plan to generate recurring paid subscriptions to achieve short-term positive cash flow - all while pursuing our aggressive product development roadmap to ensure we stay ahead of the competition and continue with technology innovation.

Who competes with you? What do you understand that they don't? ⌄

Kazoo developed the premier safety app with robust capabilities for both the person-in-crisis and emergency contacts. No other app on the market does this so seamlessly and efficiently. The Kazoo app bundles group communications, location-based services, and social features like no other app in the market does - and Kazoo's technology partnership with RapidSOS directly connects our platform into 4,700 emergency call centers nationwide - providing 93% coverage. Our competitors primarily position themselves as a "personal safety app," whereas Kazoo is primarily focused on enterprise sales opportunities - white labeling our technology for mobile carriers, utility companies, construction companies, school districts, and home security companies.

How will you make money? ⌄

Kazoo's revenue model includes both a business-to-business and business-to-consumer strategy. Both are subscription-based models, which provide a consistent revenue stream for Kazoo. Our corporate pricing includes a one-time integration fee, plus a tiered monthly per-user fee.

B2B pricing (white labeling + user fees): One-time integration fee of $15K; $50K minimum annual license fee + per-user monthly fee

B2B2C pricing (recurring premium + live stream usage fees): $6.99/mo. or $69.99 annual subscription + live streaming data packages

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Kazoo is still in an early phase and is just beginning to implement our business plan; the amount of capital we are attempting to raise may not be enough to sustain our current business plan; for Kazoo to compete and grow, we must attract, recruit and retain highly qualified talent who have the needed experience; to succeed in our competitive industry, we must continually improve, innovate and expand our product and service offerings; we must respond to market demands, develop leading technologies and ensure scalability; we must anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. By being aware of the potential pitfalls will enable us to mitigate the various risks along the way.



About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Give/Get $2500

Founders

Raise Money

FAQ

Legal Primer

Deals

Fundraising Playbook

Say Hello

✉ hello@wefunder.com

🐦 Twitter

📘 Facebook

📷 Instagram

📍 San Francisco

wefunder.com/kazoo is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.